SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch. SMXMF - OTCQB

NEWS RELEASE – No. 1-13 January 15, 2013

SAMEX ANNOUNCES NEW MANAGEMENT TEAM

SAMEX Mining Corp. ("SAMEX") announced today that it has effected a change in senior management pursuant to the terms of a previously announced agreement (see NR No. 5-12), as follows:

RESIGNING DIRECTORS AND OFFICERS
Name	Office
Jeffrey P. Dahl	Director, President and Chief Executive Officer
Larry D. McLean	Director, Vice President Operations, Chief Financial Officer
Robert E. Kell	Director, Vice President Exploration
Allen D. Leschert	Director
Malcolm B. Fraser	Director
Brenda McLean	Corporate Secretary

NEW AND CONTINUING APPOINTMENTS
Name	Office
*Sasan Sadeghpour	Director, Chairman, Interim Chief Executive Officer
*James Pappas	Director
*Travis Cocke	Director
*Patrick M. Cahill, CPA	Director
Larry D. McLean	Interim Chief Financial Officer
Brenda McLean	Interim Corporate Secretary
* Members of Audit Committee

All of the resigning directors and officers have agreed to continue to act as consultants to the Company in order to ensure an efficient and orderly transition to new management.

Sasan Sadeghpour, Director and Chairman of the Company, has agreed to act as Interim Chief Executive Officer of the Company at an annual salary of $1.00.

Larry D. McLean and Brenda McLean have agreed to continue in a consulting role as Interim Chief Financial Officer and Interim Corporate Secretary, respectively, up to April 30, 2013 or until their permanent replacements are appointed.

"I would like to express my support and encouragement to Mr. Sadeghpour and his team, and my gratitude to all of SAMEX's outgoing management team and the many founding and longstanding shareholders who supported this exploration venture over the years,” said Jeffrey Dahl, outgoing CEO of SAMEX. "I am pleased to say that we pass on a company that is debt free, well funded and with vast holdings of quality exploration concessions in one of the most coveted and prolifically mineralized mining regions of the world. Today we transition to a new and invigorated team whom I believe will aggressively pursue these prospects and hopefully discover their full economic potential to the benefit of all shareholders. I know we all wish them the very best in the days ahead."

"I would like to thank the prior team for assisting in this seamless transition,” said Interim CEO, Sasan Sadeghpour. “In particular, Brenda and Larry McLean deserve our appreciation for staying on until the end of April to shepherd the financial reporting and compliance responsibilities. I would also like to thank my fellow shareholders for all their input over the past year and would like to thank the newest members of our board.”

The following three new independent members have been added to the Board, all with high levels of skill and experience within their respective fields:

James Pappas

James Pappas is the Managing Member of JCP Investment Management, LLC and the sole member of JCP Investment Holdings, LLC, the investment manager and general partner, respectively, of certain entities whose principal business is investing in securities. From 2005 until 2007, Mr. Pappas worked for The Goldman Sachs Group, Inc. (Ticker: GS) (“Goldman Sachs”), a multinational investment banking and securities firm, in their Investment Banking Division. Prior to Goldman Sachs, Mr. Pappas worked at Banc of America Securities, the investment banking arm of Bank of America (Ticker: BAC), a multinational banking and financial services corporation. Mr. Pappas sits on the Board of Directors of Morgan’s Foods (Ticker: MRFD). Mr. Pappas received a Bachelor of Business Administration, and a Masters in Finance from Texas A&M University.

Travis Cocke

Mr. Cocke has over seven years of public market investment experience including over two years as a portfolio manager with complete investment discretion for the public equity portfolio of a small family office.  Prior to co-founding Southpaw Capital LLC in 2011, he was a Portfolio Manager at Farney Management Corp., and an Investment Analyst at Ascendant Advisors LLC.  Mr. Cocke also held positions at the Texas Teachers Retirement System, a $100 billion public pension fund, and at Omega Advisors, a $6+ billion long/short hedge fund based in New York. Additionally, Mr. Cocke is a managing member for several private investment partnerships with interest in real estate and public equities. Mr. Cocke received a BBA in Finance from Texas A&M University.

Patrick M. Cahill, CPA

Mr. Cahill works as an independent consultant assisting companies on financial and operational projects. From 2001 to 2008, Mr. Cahill was the Chief Financial Officer of Champion Window, Inc. Champion is a manufacturer and distributor of windows to the new residential construction industry. From 1987 to 2001, he was employed at Equus Capital Management Corporation originally as its Controller and ultimately as a Vice President and its Chief Financial Officer. Equus was involved in the management of publicly traded and privately held leveraged buyout funds involved in the acquisition of small to medium sized businesses in a variety of industries. From 1982 to 1987 Mr.Cahill worked as an auditor for Ernst & Young. He has served on the board of directors of two privately held companies. Mr. Cahill is a graduate for The McCombs School of Business at The University of Texas.

The Board currently has two vacancies which the Company anticipates filling in due course as suitable candidates are identified and selected.

“As to the future, I am very eager to get started in my role as interim-CEO”, said Mr. Sadeghpour. “The Company's ultimate goal of an ore discovery will require individuals with proven track records of success. In that respect, I am very excited to introduce shareholders to our new lead geologist: Juan Carlos Toro Taylor, Chairman of ETT Exploration. A former CODELCO senior geologist, Juan Carlos Toro Taylor has over 35 years of experience mainly in copper, gold, and iron ore throughout South America, Africa, Australia, and Asia. He has led and been involved in multiple Chilean ore discoveries that include Gabriela Mistral and Inca de Oro.

Juan Carlos and his team have spent the last 3 months analyzing our Los Zorros and Chimberos properties. I personally consider it a great honor to be working with such distinguished geologists as we drill new targets within our existing projects. I'm thrilled to say that the ETT team is hoping to begin their first drilling program on these properties very soon.”

SAMEX anticipates issuing additional news releases with additional information on its plans and progress in the near future.

For And On Behalf Of The Board Of Directors,

“Sasan Sadeghpour”

Sasan Sadeghpour,

Chairman, Interim CEO

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, future prospects of the Company, and future plans and objectives of the Company are forward-looking statements that involve various risks. Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration and grade of ore mined; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital. Except as may be required by law, Samex undertakes no obligation to revise or update any forward-looking information as a result of new information, future events, or otherwise after the date hereof.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.